Exhibit 3.1.1

ARTICLES OF AMENDMENT TO

SECOND AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

ARCIMOTO, INC.

1. The name of the Company is Arcimoto, Inc. (the “Company”).

2. The Second Amended and Restated Articles of Incorporation (the “Restated Articles”) of the Company are amended to add a new Section 4.2.2 to Article 4 to read in its entirety as follows:

“4.2.2 Designation and Terms of Class C Preferred Stock.

(a) Purpose. This Section 4.2.2 sets forth the designation and the terms of the Company’s Class C Preferred Stock as determined by the Board of Directors of the Company pursuant to its authority under Oregon Revised Statutes 60.134 and Section 2 of Section 4.2 of these Articles of Incorporation.

(b) Designation. 2,000,000 shares of the Company’s authorized Preferred Stock are hereby designated as the Class C Preferred Stock (the “Class C Preferred” or “Class C Preferred Stock”).

(c) Voting Rights. Except as otherwise required by law or expressly provided in these Restated Articles, each holder of Class C Preferred Stock shall have one vote in respect of each share of stock held by him, her or it of record on the books of the Company for the election of directors and on all matters submitted to a vote of shareholders of the Company.

(d) Preference. The Class C Preferred shall rank, as to payment of dividends and distribution of assets upon dissolution, liquidation or winding up of the Company, pari passu with the shares of Common Stock issued by the Company.

(e) Dissolution, Liquidation and Winding Up. In the event of any dissolution, liquidation or winding up of the affairs of the Company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the Company’s other classes and series of Preferred Stock, holders of the Class C Preferred Stock shall be entitled, unless otherwise required by law or expressly provided in these Restated Articles, to receive all of the remaining assets of the Company of whatever kind available for distribution to shareholders pro rata with the holders of shares of Common Stock, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to Section 4.2.2(f) hereof immediately prior to such liquidation, dissolution or winding up of the Company.

(f) Mandatory Conversion. The Class C Preferred Stock is convertible into Common Stock only as follows:

(A) Trigger Event. Upon the effectiveness with the Office of the Secretary of State of the State of Oregon of Articles of Amendment to the Company’s Second Amended and Restated Articles of Incorporation to increase the Company’s authorized shares of Common Stock, all outstanding shares of Class C Preferred Stock shall automatically be converted into shares of Common Stock, at the ratio of 1:1 (the date and time specified or the time of the event specified in such written notice is referred to herein as the “Mandatory Conversion Time”).

(B) Procedural Requirements. All holders of record of shares of Class C Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Class C Preferred Stock pursuant to this Section 4.2.2(f). Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Class C Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate) to the Company at the place designated in such notice. If so required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Class C Preferred Stock converted pursuant to Subsection 4.2.2(f), including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 4.2.2(f). As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Class C Preferred Stock, the Company shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Class C Preferred Stock converted.”

3. Shareholder action was not required to adopt the foregoing amendments. The amendments were adopted by the Board of Directors of the Company without shareholder action on November 13, 2018.

4.	Principal Place of Business

2034 West 2nd Avenue

Eugene, Oregon 97402

5.	Individual with Direct Knowledge

Douglas M. Campoli

c/o Arcimoto, Inc.

2034 West 2nd Avenue

Eugene, Oregon 97402

6. This amendment to the Restated Articles shall be effective on November 15, 2018.

I declare as an authorize signer, under penalty of perjury, that this document does not fraudulently conceal, fraudulently obscure, fraudulently alter or otherwise misrepresent the identity of the person or any officers, directors, employees or agents of the corporation. This filing has been examined by me and is, to the best of my knowledge and belief true, correct, and complete. Making false statements in this document is against the law and may be penalized by fines, imprisonment or both.

By:	/s/ Douglas M. Campoli
Name:	Douglas M. Campoli
Title:	Chief Financial Officer of Arcimoto, Inc.